Ex. (e)

DOUBLELINE OPPORTUNISTIC CREDIT FUND

AUTOMATIC DIVIDEND REINVESTMENT PLAN

TERMS AND CONDITION

Pursuant to the Automatic Dividend Reinvestment Plan (the “Plan”) of DoubleLine Opportunistic Credit Fund (the “Trust”), unless a holder (each, a “Shareholder”) of the Trust’s common shares of beneficial interest (the “Common Shares”) otherwise elects, all dividends, capital gain distributions and returns of capital, if any, on such Shareholder’s Common Shares will be automatically reinvested by U.S. Bancorp Fund Services, LLC, as agent for Shareholders in administering the Plan (the “Plan Administrator”), in additional Common Shares of the Trust. Shareholders who elect not to participate in the Plan will receive all dividends and other distributions payable in cash directly to the Shareholder of record (or, if the Common Shares are held in street or other nominee name, then to such nominee) by U.S. Bancorp Fund Services, LLC, as the Dividend Disbursing Agent. Shareholders may elect not to participate in the Plan and to receive all dividends, capital gain distributions and returns of capital, if any, in cash by contacting the Plan Administrator. Enrollment, purchase or sales of shares and other transactions or services offered by the Plan can be directed to the Plan Administrator through the following:

TELEPHONE

Telephone the Plan Administrator:

(877) 354-6311

IN WRITING

You may also write to the Plan Administrator at the following address: U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, Wisconsin 52301. Be sure to include your name, address, daytime phone number, social security or tax I.D. number and a reference to DoubleLine Opportunistic Credit Fund on all correspondence.

Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by providing notice in writing to the Plan Administrator at least 5 days prior to any dividend/distribution record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution.

Whenever the Trust declares an income dividend, a capital gain distribution or other distribution (collectively referred to as “dividends”) payable either in shares or in cash, non-participants in the Plan will receive cash and participants in the Plan will receive a number of Common Shares determined in accordance with the following provisions. The Common Shares will be acquired by the Plan Administrator for the participants’ accounts, depending upon the circumstances described below, either (i) through the

Ex. (e)

receipt of additional unissued but authorized Common Shares from the Trust (“newly issued Common Shares”) or (ii) by purchase of outstanding Common Shares on the open market (“open-market purchases”) on the New York Stock Exchange, the primary national securities exchange on which the common shares are traded, or elsewhere. If, on the payment date for any dividend, the net asset value per Common Share is equal to or less than the market price per Common Share plus estimated brokerage trading fees (such condition being referred to herein as “market premium”), the Plan Administrator will invest the dividend amount in newly issued Common Shares on behalf of the participants. The number of newly issued Common Shares to be credited to each participant’s account will be determined by dividing the dollar amount of the dividend by the net asset value per Common Share on the date the Common Shares are issued, provided that, if the net asset value per Common Share is less than or equal to 95% of the then current market price per Common Share on the date of issuance, the dollar amount of the dividend will be divided by 95% of the market price on the date of issuance for purposes of determining the number of shares issuable under the Plan. If, on the payment date for any dividend, the net asset value per Common Share is greater than the market value plus estimated brokerage trading fees (such condition being referred to herein as “market discount”), the Plan Administrator will invest the dividend amount in Common Shares acquired on behalf of the participants in open-market purchases.

In the event of a market discount on the payment date for any dividend, the Plan Administrator will have until the last business day before the next date on which the Common Shares trade on an “ex-dividend” basis or in no event more than 30 days after the record date for such dividend, whichever is sooner (the “last purchase date”), to invest the dividend amount in Common Shares acquired in open-market purchases. It is contemplated that the Trust will pay monthly dividends. Therefore, the period during which open-market purchases can be made will exist only from the payment date of each dividend through the business day before the next “ex-dividend” date, which typically will be approximately 10 days. If, before the Plan Administrator has completed its open-market purchases, the market price of a Common Share exceeds the net asset value per Common Share, the average per Common Share purchase price paid by the Plan Administrator may exceed the net asset value of the Common Shares, resulting in the acquisition of fewer Common Shares than if the dividend had been paid in newly issued shares on the dividend payment date. Because of the foregoing difficulty with respect to open-market purchases, if the Plan Administrator is unable to invest the full dividend amount in open-market purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Administrator may cease making open-market purchases and may invest the uninvested portion of the dividend amount in newly issued Common Shares at the net asset value per Common Share at the close of business on the last purchase date provided that, if the net asset value is less than or equal to 95% of the then current market price per Common Share, the dollar amount of the dividend will be divided by 95% of the market price on the date of issuance for purposes of determining the number of shares issuable under the Plan.

The Plan Administrator maintains all registered Shareholders’ accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information

Ex. (e)

needed by Shareholders for tax records. Common Shares in the account of each Plan participant will be held by the Plan Administrator in non-certificated form in the name of the Plan participant.

In the case of Shareholders such as banks, brokers or nominees that hold Common Shares for others who are the beneficial owners, the Plan Administrator will administer the Plan on the basis of the number of Common Shares certified from time to time by the record Shareholder and held for the account of beneficial owners who participate in the Plan.

There will be no brokerage charges with respect to Common Shares issued directly by the Trust as a result of dividends payable either in Common Shares or in cash. However, each participant will pay a pro rata share of brokerage trading fees incurred with respect to the Plan Administrator’s open-market purchases in connection with the reinvestment of dividends.

VOTING

Each Shareholder proxy will include those Common Shares purchased or received pursuant to the Plan. The Plan Administrator will forward all proxy solicitation materials to participants and vote proxies for Common Shares held pursuant to the Plan in accordance with the instructions of the participants.

TAXATION

The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends.